SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB-A2

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                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        Pursuant To Section 12(g) of the Securities Exchange Act of 1934


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                                DP Charters, Inc.


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Nevada                                                                88-0381258
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


34700 Pacific Coast Highway, Capistrano Beach CA                           92624
(Address of principal executive offices)                              (Zip Code)


Registrant's telephone number, including area code:  (949) 248-9561


The following Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                    27,656,000 Shares Issued and Outstanding

                                DECEMBER 23, 1999


     The EXHIBIT INDEX is located at page 25 of this Registration Statement


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                                     PART I


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                          Unnumbered Item: Introduction


     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over the Counter Bulletin Board, often called "OTCBB". This Registrant's common stock is not presently quoted on the OTCBB. The Registrant's common stock is qualified for listing over the counter in the "Pink Sheets"; however the Registrant does not believe that any of its shares ever traded in brokerage transactions. The requirements of the OTCBB are that the financial statements and information about the Registrant be reported periodically to the Commission and be and become information that the public can access easily. This Registrant wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this Registrant will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the Registrant.

     This Registrant may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") company by a public company, by which the private company's shareholders acquire control of the public company. While no negotiations are in progress, and no potential targets have been identified, the business plan of this Registrant is to find such a target or targets, and attempt to acquire them for stock. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Registrant.

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                        Item 1. Description of Business.
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(a)  Business Development.

     (1) Form and Year of Organization. This Corporation ("the Registrant") was duly incorporated in Nevada on December 18, 1997, as DP Charters, Inc., with the intention of initiating a charter yacht service from the Dana Point Harbor, Orange County, California. The Registrant later expanded its business plan to include the organization of SCUBA dive tours at various world locations. After some unsuccessful efforts to launch operations, the original business plan was abandoned, on or about May 15, 1999.

     During October, November and December of 1997, the conceptual idea of establishing a charter boat operation in Southern California was discussed among the Registrant's Management, and with various friends and acquaintances. The decision to form a company to be funded by those in discussion was taken, based upon the expressed desire of the those founders to fund the Registrant initially, pursuant to a private placement in reliance on Rule 504. The formal funding by founders was memorialized about January of 1998.

     Specifically, 20,000,000 shares were issued at par value to the Principal Shareholder, pursuant to ss.4(2) of the Securities Act of 1933. 6,400,000 shares (with warrants) were placed among 19 accredited investors, pursuant to Regulation D, Rule 504, promulgated by the Commission pursuant to ss.3(b) of the 1933 Act. All warrants have expired or been cancelled and are no longer of any further force or effect. Thereafter, in January and April 1999, 6,000 shares and 1,250,000 shares, respectively, were


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placed pursuant to Rule 504, in each case to a single sophisticated and knowledgeable investor. Each of the foregoing issuances were made, were applicable, to specific exemptions from registration pursuant to State Law. In the judgement of Management, there is no unresolved issue or potential issue of non-compliance with State Laws or regulation.

     The Registrant had ambitious plans, at that time, to network through travel agencies, upon observing that none of the notable competitors were so networked. The Registrant's plans included the development of networking with firms marketing tour packages or tour clubs and firms which could utilize the Registrant's charter services as a value-added supplement to their Southern California operations. Emphasis was to be placed on identifying easy access to Dana Point Harbor, twenty minutes from Orange County Airport, one hour from San Diego Airport or from Los Angeles International Airport. Arrangements with Dana Point were investigated and the feasibility of its use determined. Management further planned to make its services known to the American Association of Retired Persons, which organization accounts nearly 500,000 members touring Southern California during the off-season. Plans were made to join the Dana Point Chamber of Commerce, which would provide a cost-free listing in the California tourism magazine and information data-base, with circulation of just under one million copies in six counties and automatic posting with all major hotels throughout the State of California. Plans were made for an Internet web-page, linked to that of the Dana Point Chamber of Commerce.

     All of these intentions, and the best laid plans of Management, were dependant, however, upon securing boats and/or participating boat owners or providers, so that the services could be offered.

     On or about March 5, 1998 and continuing through September, tentative arrangements were reached to acquire boats from a provider in Norway, which had acquired them in foreclosure of a lien, but had no profitable operation in which to use them. The concept was to acquire the boats for stock, but the arrangement called for the common stock of the Registrant's achieving acceptance for quotation on the OTC Bulletin Board. During 1998, the Registrant paid a consulting fee to the Norwegian group for a joint marketing, advertising and referral program to bring northern European tourists to Southern California's sport fishing market. During 1998 arrangements were made with SCUBA diving tour group leaders in Florida and Mexico, for possible dive tours in the Florida Keys, the Great Barrier Reef of Australia, the Island of Cozumel off the Yucatan Peninsula of Mexico, and the seas off Egypt.

     By the end of June, 1998, the Registrant's then current unaudited financial statements, indicated a net loss from operations of $155,544.00, $102,470.00 of which represented consulting fees directed to Norway. The Registrant's ability to launch was yet dependent upon OTC Bulletin Board acceptance, and comments between the NASD Staff and NASD submitting members were on-going. Delay due to NASD Commenting period for start-up companies was not deemed unusual by management, but shortly before the review of the last set of Comments, the NASD changed its rules for acceptability for new applicant submitter to the effect that the class of common stock to be quoted must have been registered under the Securities Exchange Act of 1934 Act, or the Registrant must have made an offering under the Securities Act of 1933, such that the applicant have a Commission file number and actually file and remain current in filing its financial statements with the Commission, and be accessible to the public. Accordingly, the NASD responded to the final set of Comments by qualifying the Registrant's common stock for quotation on the Pink Sheets, but not on the OTCBB.

     As a result of the poor timing of events, from the Registrant's point of view, the Registrant was unable to consummate the acquisition of the boats and was forced to abandon its original business plan. After abandoning its business plan, it became a company whose business plan was to find a profitable business combination. As a practical matter, the Registrant is required to register its common stock pursuant to ss.12(g) of the 1934 Act and to pursue acceptance for quotation on the OTCBB if it is to have any chance to compete with other issuers or registrants, for business combinations by reverse acquisition. Substantially all of its non-affiliate owned shares have become or were from issuance free


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of restriction in conformity with Rule 144, and might be resold in brokerage transactions, in compliance with that Rule, if and when the common stock of this Registrant might become qualified for quotation and trading on the OTCBB. There are no lock-up or shareholder pooling agreements between or among shareholders of this Registrant. All shares are owned and controlled independently by the persons to whom they are issued. This Registrant has no Internet address.

     (2) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.

(b) Business of the Registrant. The Registrant has no present business or business plan. It is a potential candidate for business combination, most likely in the form of a reverse acquisition or similar transaction.

     Consultants. This Registrant has only a single consultant, namely its the United States subsidiary of its principal shareholder, Intrepid International Ltd., a Nevada Corporation. Information about the Principal Shareholder, and its Nevada United States subsidiary is found later in this Registration Statement. The U.S. management of that subsidiary serves as the management of this Registrant. No other consultants are presently engaged nor are there any plans to retain any consultants currently or for the foreseeable future. The Norwegian consultants previously mentioned were specific to the previous business plan, now abandoned, and maintain no relationship to the Registrant or any of its affiliates. It is, of course, conceivable that should a target business be acquired, one or more consultants may be sought out by the management of the acquired entity, following a change of control. As of this time, there is no basis upon which Management could base anything more than mere speculation as to what manner of consultant, what criteria for seeking or selecting consultants, or what term of service any such consultant might require; for the reason that all such consideration would be matters before the Management of the Registrant only after a change of control which would result from a reverse acquisition. Neither Management of this Registrant, nor the Principal Shareholder, nor Officers, nor Directors or affiliates of this Registrant have regularly used any particular consultants on a regular basis.

     No Present Acquisition Activities. This Registrant is not presently pursuing its business plan, for the reason that such activities are not timely. They are not timely because this Registrant must qualify itself for quotation on the Over the Counter Bulletin Board ("OTCBB") before it can enter the arena of seeking any business combination by reverse acquisition. The process of qualifying for OTCBB requires first that this registrant become a reporting company pursuant to this 1934 Act Registration Statement. The process next requires that a Broker/Dealer make a submission to the National Association of Securities Dealers ("NASD") for permission to publish quotations for the purchase and sale of the common stock of this Registrant on the OTCBB. It would be the policy of this Registrant to employ a consultant to seek a broker/dealer to become such a submitting market-maker in the common stock of this Registrant. Neither this Registrant, nor any of its affiliates, are Broker/Dealers or NASD members. Since this Registrant's common stock is presently quoted on the Pink Sheets, it is likely that one or more existing Market-Makers would apply for up-grade from the Pink Sheets to the OTCBB, without the necessity of this Registrant's employing any consultants therefor. When and if an NASD member Broker/Dealer might make such a submission to NASD, the Staff of NASD would evaluate the submission and the due diligence investigation and would make comments and requests for further information, deemed appropriate to that Staff, over a period of some months, before granting permission for the submitting Market-Maker to begin publishing quotations. Until such time as permission may be granted, no quotations would be published on the OTCBB. While quotations might be published on the Pink Sheets, such quotations do not, in the judgment of Management, constitute the basis for the creation or development of an orderly trading market for the common stock of this Registrant. In arriving at this opinion, that the Pink Sheets do not constitute the equivalent of OTCBB, Management must consider not only its own opinion, but its assessment of the opinions of those with whom it might evaluate a reverse acquisition. Accordingly, Management reports its


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conclusion that a search for an acquisition target is premature, and that it would remain premature for some months, until and unless the common stock of this Registrant may be quoted on the OTCBB.

     General Information about Probable Future Acquisitions. Notwithstanding the conclusion and report that searching for possible acquisition targets is premature, the Registrant can and will now disclose and report its general intentions and policies, with respect to probable future acquisitions.

     Limited Scope and Number of Possible Acquisitions: The Registrant does not intend to restrict its consideration to any particular business or industry segment, and the Registrant may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of the Registrant's limited resources, the scope and number of suitable candidate business ventures available will be limited accordingly, and most likely the Registrant will not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Registrant will not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification will not permit the Registrant to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Registrant will be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because the Registrant may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Registrant may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.

     Loan Financing not anticipated. There are no foreseeable circumstances under which loan financing will be sought or needed by this Registrant, other than possible advances by its Principal Shareholder, at any time before it may identify and commit itself to an acquisition candidate. At such time, if any, such loan financing would be secured on the basis of the that acquisition by and with the owners of the acquisition target. In the absence of any present probability of acquisition, no further information can be offered at this time.

     Reporting under the 1934 Act. Following the effectiveness of this 1934 Act Registration of the common stock of this Registrant, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statements prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8- K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information.

     The practical effects of the foregoing requirements on the criteria for selection of a target company are two-fold: first, the target must have audited or auditable financial statements, and the


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target must complete an audit for filing promptly upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.

     Probable Industry Segments for Acquisition. While the Registrant may consider proposals from a wide variety of business segments, Management reports that the proposals it has been receiving involve high-technology and new communication technologies, internet and information services. Management feels that it is most likely that a business combination candidate will be selected in these industry segments. Due to circumstances unique to this Registrant, it is not in a position to consider any specific proposal for the use of this Registrant in reverse merger transactions, for the reason that it is not now qualified for quotation on the OTC Bulletin Board, and will not be, if at all, for an indeterminant number of months. There is no present or foreseeable potential that this Registrant will acquire a target business or company in which its present management or principal shareholder, or affiliates, have an ownership interest. Consideration has been given to corporate policy in this regard, and it has been determined not to permit any transaction in other than an arm's length acquisition of business assets owned and controlled by unrelated third party interests. The basis for this policy is two fold: first, that related party transactions are unnecessary in the judgment of management and involve risks not necessary to invite; and second that related party transactions do not offer the potential profitability for shareholders, that management believes exists presently in the market place for public issuers amenable to reverse merger transactions.

     Finders fees for Management. No finder's fees will be payable to Management in connection with any forseeable reverse acetin. Management is identified with the principal shareholder. The Principal Shareholder's remaining share ownership following any reverse acquisition, and the Principal Shareholder might be expected to sell its controlling interest for consideration from the acquiring shareholders of the acquisition target. Depending on the quality of the target company, the principal shareholder may sell all, some or none of the control block, as matters for arm's length deal-making, when it comes to that stage. Additionally, the Principal Shareholder is the Principal Consultant and provides, has provided and may provide corporate services to the Registrant, billable hourly in an established and customary manner. No finders fees, commissions or other bonuses to Management, Principal Shareholder, or affiliates, for securing or in connection with any acquisition, will be paid or payable, as a matter of both current economic conditions and corporate policy. Management has determined that in its view of the current market for such transactions, such fees or bonuses are not justifiable.

     Discretion to allocate opportunities. It is disclosed here and elsewhere, that the Management of this Registrant is also the Management of its Principal Shareholder, and that the Principal Shareholder has other businesses than the Management of this Registrant. Accordingly, it is inherent in this relationship that Management and the Principal Shareholder may be in a position to direct one or more business opportunities to this Registrant, or to direct such opportunities to other business interests. This is an inherent potential conflict of interest which may or may not become material in the future. At present, no acquisition is probable or reasonably practical.

     (1) Principal Products or Services and their Markets. None.

     (2) Distribution Methods of the products or services. None.

     (3) Status of any publicly announced new product or service. None.

     (4) Competitive business conditions and the small business Registrant's competitive position in the industry. Other better capitalized firms are engaged in the search for acquisitions or business combinations which firms may be able to offer more and may be more attractive to acquisition


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candidates. This Registrant has not yet become a present candidate for reverse acquisition transactions, for the reasons previously stated. It may become so in the future, and becoming so when it can is its business plan. It is doubtful whether any such transaction could be anticipated in the next twelve months. There is no compelling reason why this Registrant should be preferred over other reverse- acquisition public corporation candidates. It has no significant pool of cash can offer no capital formation incentive for its selection. It has a limited shareholder base insufficient for acquisition target wishing to proceed for application to NASDAQ. In comparison to other "public shell companies" this Registrant is unimpressive, in the judgement of management, and totally lacking in unique features which would make it more attractive or competitive that other "public shell companies". While management believes that the competition of other "public shell companies" is intense and growing, it has no basis on which to quantify its impression. Please See the Item 2 of this part, MANAGEMENT DISCUSSION AND ANALYSIS, for more information and disclosure.

     (5) Sources of and availability of raw Materials and the names of principal suppliers. Not Applicable.

     (6) Dependance on one or a few major customers. Not Applicable.

     (7) Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. None.

     (8) Need for any government approval of principal products or services and status. Not applicable.

     (9) Effect of existing or probable governmental regulations on the business. Not applicable. However, this Registrant would expect to maintain its corporate status with the State of its incorporation, and would file its tax returns and reports required to be filed with the Commission. This Registrant wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, this Registrant will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of the common stock of the Registrant. In connection with such submission and any continuation on the OTCBB, this Registrant would expect to comply with NASD regulations, to the extent that any such regulations are applicable to the conduct of the Registrant's affairs.

     (10) Estimate of amount spent on research and development in each of last two years. None.

     (11) Costs and effects of compliance with environmental laws. None at this time.

     (12) Number of total employees and full-time employees. None.

     (13) Year 2000 compliance issues. None. The Registrant has no computers or digital equipment of its own, no suppliers or customers. Accordingly, the Registrant has determined that it is faced with no year 2000 compliance issues other than those shared by the public in general.

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        Item 2. Managements Discussion and Analysis or Plan of Operation.
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(a) Plan of Operation. This Registrant was duly incorporated in Nevada on
December 18, 1997, as DP Charters, Inc., with the intention of initiating a charter yacht service from the Dana Point Harbor, Orange County, California. The Registrant later expanded its business plan to include the organization of SCUBA dive tours at various world locations. After some unsuccessful efforts to launch operations, the original business plan was abandoned, on or about May 15, 1999. The Registrant has no present business or business plan other than to seek a profitable business combination, most likely in a reverse


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acquisition or similar transaction. Accordingly, its plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders.

     Plan of Operation for the next twelve months. This Registrant's Management, Mr. James and Mr. Sifford, are the Officers and Directors of Intrepid International Ltd. a Nevada corporate subsidiary of Intrepid International, S.A. a Panama corporation. These two Intrepid are referred to collectively as the "Principal Shareholder" of this Registrant.

     This Registrant is not presently pursuing its business plan, for the reason that such activities are not timely. They are not timely because this Registrant must qualify itself for quotation on the Over the Counter Bulletin Board ("OTCBB") before it can enter the arena of seeking any business combination by reverse acquisition. The process of qualifying for OTCBB requires first that this Registrant become a reporting company pursuant to this 1934 Act Registration Statement. The process next requires that a Broker/Dealer make a submission to the National Association of Securities Dealers ("NASD") for permission to publish quotations for the purchase and sale of the common stock of this Registrant on the OTCBB. It would be the policy of this Registrant to employ a consultant to seek a broker/dealer to become such a submitting market-maker in the common stock of this Registrant. Neither this Registrant, nor any of its affiliates, are Broker/Dealers or NASD members. Since this Registrant's common stock is presently quoted on the Pink Sheets, it is likely that one or more existing Market-Makers would apply for up-grade from the Pink Sheets to the OTCBB, without the necessity of this Registrant's employing any consultants therefor. When and if an NASD member Broker/Dealer might make such a submission to NASD, the Staff of NASD would evaluate the submission, and the due diligence investigation, and would make comments and requests for further information, deemed appropriate to that Staff, over a period of some months, before granting permission for the submitting Market-Maker to begin publishing quotations. Until such time as permission may be granted, no quotations would be published on the OTCBB. While quotations might be published on the Pink Sheets, such quotations do not, in the judgment of Management, constitute the basis for the creation or development of an orderly trading market for the common stock of this Registrant. In arriving at this opinion, that the Pink Sheets do not constitute the equivalent of OTCBB, Management must consider not only its own opinion, but its assessment of the opinions of those with whom it might evaluate a reverse acquisition. Accordingly, Management reports its conclusion that a search for an acquisition target is premature, and that it would remain premature for some months, until and unless the common stock of this Registrant may be quoted on the OTCBB.

     This Registrant is not ready to search for or to consider any specific acquisition target. It does not expect to be able to begin consideration of any acquisitions for four to six months. It cannot expect to identify or commit itself to any acquisition within the next twelve months, or perhaps longer for the following reasons. It is not the policy or practice of the Registrant, its Management or Principal Shareholder to advertise, or travel in search of possible targets. This Registrant does not command the capital or liquidity with which to conduct such a search, and does not expect to be able to engage in any capital formation or loan funding activities for that purpose. While incidental advances by the Principal Shareholder for corporate maintenance, filing fees, legal and professional, and auditing are foreseeable, the Principal Shareholder has no intention of general funding or funding search, advertising or other promotion of this Registrant. Accordingly, the future prospects of this Registrant is likely to await such serendipitous referral or introduction as may lead to conversations with potential target businesses. The search for a profitable business combination, accordingly, must be understood as an essentially passive one, relying mostly on word of mouth. It is possible that business brokers or promoters may at some point approach management with a proposal. No estimate can be made when and if such a passive search might yield an acquisition target.

     When and if a probable acquisition target may be identified, or may identify itself, Management will conduct extensive due diligence and evaluation of the target, based upon the financial statements of an acquisition target, its forseeable requirements for capital, and realistic potential of the target to


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attract the capital it may require, and management's evaluation of its ability to achieve its plan for profitability. No acquisition would be made if Management were not satisfied that its plan for profitability and viability were sound and in the interests of shareholders. The Registrant will continue its evaluation of opportunities until an attractive business combination is accomplished, no matter how long it may take.

     Cash Requirements and of Need for additional funds, twelve months. This Registrant has no immediate need for current capital formation in its present stage from outside sources. This means that the Registrant expects to maintain its corporate and other filings and reports during the next twelve months.

     Reference is made to Note 2, GOING CONCERN, of the Registrant's Audited Financial Statements: "The Registrant is dependant upon raising capital to continue operations. The financial statements do not include any adjustments that might arise from the outcome of this uncertainty. It is management's plan to raise additional funds to begin its operations." The Registrant would be dependent on the acquisition of assets and businesses to commence business operations. The Registrant is not dependant on additional funds to conduct its investigation and selection of a profitable business combination. Management cannot plan such capital formation as may be appropriate for an acquired business before selection of and combination with such a business. It is to be expected that following the firm agreement to combine, some capital raising program would be necessary, but any such program would be offered to investors based upon the assets and businesses to be acquired, and not on this Registrant in its present condition, without businesses, revenues, or income producing assets.

     Reference is made to Note 3, DEVELOPMENT STAGE COMPANY, of the Registrant's Audited Financial Statements: "The Registrant is a development stage company, as defined in Financial Accounting Standards Board Statement 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues." After some unsuccessful efforts to launch operations, the original business plan was abandoned, on or about May 15, 1999. The Registrant has no present business or business plan other than to seek a profitable business combination, most likely in a reverse acquisition or similar transaction. Accordingly, its plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. The Registrant is not presently concentrating on selecting a business combination candidate. No current fund raising programs are being conducted or contemplated before merger, acquisition or combination is announced, and then any such capital formation would be offered to investors based upon the assets and businesses to be acquired, and not on this Registrant in its present condition, without businesses, revenues, or income producing assets.

     In the event, contrary to the expectation of management, that no combination is made within the next twelve to eighteen months, this Registrant may be forced to effect some advances from its Principal Shareholder, for costs involved in maintenance of corporate franchise and filing reports as may be required, when and if this 1934 Act registration is effective. Should this become necessary, the maximum amount of such advances is estimated not to exceed $20,000.00. No agreement by the Principal shareholder to make such advances is in place, and no guarantee can presently be given that additional funds, if needed, will be available. It is by far more likely that advances will take the form of providing services on a deferred compensation basis. Should further auditing be required, such services by the Independent Auditor may not be the subject of deferred compensation.

     As reflected in the Financial Statements of this Registrant, provided with this Registration Statement, it has not been necessary for any shareholder to advance operational funds to this Registrant.

     (i) Summary of Product Research and Development. None.

     (ii) Expected purchase or sale of plant and significant equipment. None.

     (iii) Expected significant change in the number of employees. None.

(b) Discussion and Analysis of Financial Condition.

          (i) Operations and Results for the past two fiscal years. This Corporation has had no revenues since its inception in December of 1997. Its attempt to commence operations failed and was abandoned on May 15, 1999. Its expenses of $156,559, for the five months ended May 31, 1998, $191,679 for the twelve months ended December 31, 1998, are not considered indicative of maintenance expenses for the next six to twelve months, but reflect attempts to secure rights and assets for its former and abandoned business plan, and unusual legal expenses in connection with due diligence investigation and disclosure in connection with submission to the NASD for quotation on the Bulletin Board, the OTCBB, in the context of the NASD rule changes. As an incidental result of the NASD Rule changes this Registrant's common stock is allowed to be quoted over the counter in the "Pink Sheets", but will not be qualified for the OTCBB until this 1934 Registration has been effective in proper form.

          It is noted that the total expenses for the tree months ended March 31, 1999, and the six months ended June 30, 1999, are the same figure, $7,325; and for the nine months ended September 30, 1999 are $27,325; and it is further noted, that figure includes the amortization of organizational expenses of $16,000. Management estimates that the expenses needed to carry the Registrant through an ultimate reorganization, over and above current cash, to be not more than $20,000.00, which funding, if needed, would be used to defer legal and auditing and accounting, and incidental filings with the Commission, and with any States in which the parties are domiciled.

          This Registrant retained a firm named Capital Relations and Management to assist in initial submission to the OTCBB, paying a fixed fee of $2,500 for that service. Capital Relations and Management is not an affiliate of the Registrant or of its Principal Shareholder. Capital Relations submitted the Registrant's disclosure documents to National Capital, LLC, which market maker duly submitted for permission to quote to the NASD. Before clearing comments, the NASD effected its rule changes, with the result that the Registrant's common stock was cleared for the Pink Sheets, but cannot be cleared for the OTCBB until its 1934 Act Registration shall have become effective, and cleared comments. The Registrant has not, and this Registrant will not, take other affirmative steps to encourage or request any broker-dealer to act as a market maker for the its securities.


          (ii) Future Prospects. The Registrant has predicted that it will participate in a business opportunity within the next twelve months, notwithstanding its limited resources, and competitive disadvantages with respect to other public or semi-public Registrants. Such a forward looking statement must be recognized as such. Unexpected events, changes in market conditions, loss of experienced management personnel, and the like, certainly require that management's expectations be evaluated in the light of the basis for such forward looking statements. There are no guaranties of success at any stage.

(c) Reverse Acquisition Candidate. The Registrant is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Registrant at such time. This would likely take the form of a reverse acquisition. That means that this Registrant would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this Registrant to the acquisition target company or ownership group. It is called a reverse-acquisition because it would be an acquisition by this Registrant in form, but would be an acquisition of this Registrant in substance. Capital formation issues for the future of this Registrant would arise only when targeted business or assets have been identified. Until such time, this Registrant has no basis upon which to propose any substantial infusion of capital. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target company or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Registrant.

--------------------------------------------------------------------------------
                        Item 3. Description of Property.
--------------------------------------------------------------------------------

     The Registrant has no property and enjoys the non-exclusive use of offices and telephone of its officers and attorneys, without charge or written agreement. The Registrant pays for outside copying and Federal Express, U.P.S and other messenger services. The Registrant does not pay for routine telephone, in-house copying or United States Mail. The Registrant's address for mail and deliveries is 24843 Del Prado, Dana Point CA, 92629. The affairs of the Registrant are conducted a 34700 Pacific Coast Highway, Suite 303, Capistrano Beach CA 92624. This latter suite is the Office of Intrepid International Ltd., the United States Office of the Principal Shareholder.

     This Registrant has adopted no policies with respect to real estate investment. While it has no intention of investing in real estate, it is not prevented from doing so by any corporate policy or action. Management disclaims any special knowledge or skill with respect to real estate investment, and cannot presently foresee any circumstances which would make such an investment attractive to this Registrant.

--------------------------------------------------------------------------------
     Item 4. Security Ownership of Certain Beneficial Owners and Management.
--------------------------------------------------------------------------------

(a) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information. The Registrant has only one class of stock; namely Common Stock.

(b) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

=======================================================================================================================
           Name and Address of Beneficial Owner              Actual            %             Attributed           %
                                                             Shares                            Shares
                                                             Owned                             Owned
-----------------------------------------------------------------------------------------------------------------------
Kirt W. James (1)                                          2,500,000          9.04           20,000,000         72.32
24843 Del Prado #318
Dana Point CA 92629
-----------------------------------------------------------------------------------------------------------------------
J. Dan Sifford, Jr.   (1)                                  2,500,000          9.04           20,000,000         72.32
62 Bay Heights Drive
Miami, Florida 33133
=======================================================================================================================
All Officers and Directors as a Group                      5,000,000         18.08           20,000,000         72.32
=======================================================================================================================
Laurencio Jaen O. (2)                                              0          0.00           20,000,000         72.32
Torre Universal
Ave Federico Boyd
Piso No. 12 (Penthouse)
Panama, Republic of Panama
-----------------------------------------------------------------------------------------------------------------------
Teodoro F. Franco L. (2)                                           0          0.00           20,000,000         72.32
Torre Universal
Ave Federico Boyd
Piso No. 12 (Penthouse)
Panama, Republic of Panama
-----------------------------------------------------------------------------------------------------------------------
Leopoldo Kennion G (2)                                             0          0.00           20,000,000         72.32
Torre Universal
Ave Federico Boyd
Piso No. 12 (Penthouse)
Panama, Republic of Panama
-----------------------------------------------------------------------------------------------------------------------
Intrepid International S.A. (1) (2)                       15,000,000         54.24           20,000,000         72.32
Torre Universal
Ave Federico Boyd
Piso No. 12 (Penthouse)
Panama, Republic of Panama
-----------------------------------------------------------------------------------------------------------------------
Total "Other 5% Owners" of the Registrant                 15,000,000         54.24           20,000,000         72.32
=======================================================================================================================
Total Shares Issued and Outstanding                       27,656,000        100.00           27,656,000        100.00
=======================================================================================================================

     (1) The Officers and Directors of this Registrant are affiliates of the Principal Shareholder. For this reason the attribution of all shares to each is shown in the table. Please see Item 5 of this Part, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS for further information. The shares listed as issued to them are were in fact issued to them, as individuals, and are beneficially owned by them as indicated.

     (2) The Ownership of the 15,000,000 is held by Intrepid International as a corporate asset and is not the personal asset of any of its Officers, Directors or shareholders. These Officers, Directors and Shareholders of the Panamanian Principal shareholders are the same three persons. Their names and percentage of ownership are Laurencio Jaen O. (50%), Teodoro F. Franco L. (50%), Leopoldo Kennion G. (0%). Please see Item 7 of this Part, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS for further information.

     (1) (2) Each of the shareholders shown in the foregoing table have sole voting power with respect to their actual legal ownership, Mr. James, Mr. Sifford, and the Panama Corporation. There are no legal or contractual arrangements which require these affiliates to act in concert with respect to their share ownership. However, legal obligations aside, it is reasonable to expect the Officers of the Registrant and the Principal shareholder to cooperate and to act in their common interest until a change of control shall have occurred. Should a change of control result in the present affiliates ceasing to be affiliates for a period of ninety days or more, each of the individual Directors and the Panama Corporation would be at liberty to direct their own management of their respective share ownerships.

(c) Changes in Control. There are no arrangements, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of Registrant. In as much as the Registrant is searching for a profitable business opportunity, it is to be expected that a change of control would be contemplated when such a target is identified.

--------------------------------------------------------------------------------
      Item 5. Directors, Executive Officers, Promoters and Control Persons.
--------------------------------------------------------------------------------

     The following persons are the Directors of Registrant, having taken office from the inception of the Registrant, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined.

     Kirt W. James, the Registrant's President, has a lifelong background in marketing and sales. From 1972 to 1987, Mr. James was responsible for sales and business administrative matters for Glade N. James Sales Co., Inc. and from 1987 to 1990 Mr. James built retail markets for American International Medical Supply Co., a publicly traded company. In 1990 he formed and became President of HJS Financial Services, Inc., and was responsible for the day to day business operations of the firm as well as consultation with Clients concerning their business and Product Development. He remains the President and Sole Shareholder of HJS, which is presently substantially in active. During the past five years Mr. James has been involved in the valuation of private companies for internal purposes, and as a consultant to private companies engaged in the private sale and acquisition of other private businesses. He has also assisted private and public companies in planning for entry into the public market place. Mr. James is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies with which he has been involved during the past five years:
Earth Industries, Inc., EditWorks, Ltd., Market Formulation & Research, Inc., Mex Trans Seafood Consulting, Inc., and North American Security & Fire. He is also an Officer and Director of Oasis 4th Movie Project, an operating non-trading company.

     J. Dan Sifford, Jr., has been Secretary-Treasurer of the Registrant since its inception, grew up in Coral Gables, Florida, where he attended Coral Gables High School and the University of Miami. After leaving the University of Miami, Mr. Sifford formed a wholesale consumer goods distribution company which operated throughout the southeastern United States and all of Latin America. In 1965, as an extension of the operations of the original company, he founded Indiasa Corporation (Indiasa), a Panamanian company which was involved in supply and financing arrangements with many of the Latin American Governments, in particular, their air forces and their national airlines. As customer requirements dictated, separate subsidiaries were established to handle specific activities. During each of the past five years he has served as President of Indiasa, which serves only as a holding company owning: 100% of Indiasa Aviation Corp. (a company which owns aircraft but has no operations); 100% of Overseas Aviation Corporation (a company which owns Air Carrier Certificates but has no operations); 50% of Robmar International, S.A. (a company operates a manufacturing plant in Argentina and Brazil, but in which Mr. Sifford holds no office). In addition to his general aviation experience, Mr. Sifford, an Airline Transport rated pilot, has twenty two years experience in the airline business, and is currently the President of Airline of the Virgin Islands, Ltd. a commuter passenger airline operating in the Caribbean, and has been its president continuously during each of the past five years.

     Mr. Sifford is not and has never been a broker-dealer. He has acted primarily as consultant, and in some cases has served as an interim officer and director of public companies in their development stage. The following disclosure identifies those public companies: Air Epicurean, Inc., All American Aircraft, Earth Industries, Ecklan Corporation, EditWorks, Ltd., Market ., Market Formulation & Research, Inc., NetAir.com, Inc., NSJ Mortgage Capital Corporation, Inc., North American Security & Fire, Oasis 4th Movie Project, Professional Recovery Systems, Inc., Richmond Services, Inc., Telecommunications Technologies, Ltd., and World Staffing II, Inc.

     Of these last mentioned companies, he is currently serving in this Registrant, in Ecklan Corporation, in Oasis 4th Movie Project, in Richmond Services, Inc, and in NetAir.com, Inc.

     There are no persons who are officers or directors, other than the foregoing, whose activities have been or are material to the operations of this Registrant. The present Officers and Directors spend an insubstantial amount of time on the activities of this Registrant. There are no arrangements, agreements or understandings between non-management shareholders and management, under which non- management shareholders or other persons may directly or indirectly participate in or influence the management of the affairs of this Registrant. There are no agreements or understandings for any officer or director to resign at the request of another person.

     The Officers and Directors of this Registrant are the Officers and Directors of Intrepid International Ltd. of Nevada, the United States Subsidiary of Intrepid International S.A. of Panama, the Principal Shareholder. The principal business of the United States Subsidiary is the performance of Corporate Services on a time-fee basis. It is foreseeable, but not presently intended, nor is it the normal practice, that these Officers and Directors may serve as interim management of other companies in their development stage. Intrepid does participate from time to time in the organization of companies intending to make offerings of unregistered securities, in connection with actual businesses ventures. It is not the policy and has not been the practice, of Intrepid International, either of Panama or Nevada, or its officers or directors, to create "Blind Pools" or engage in "Blank Check" offerings.

--------------------------------------------------------------------------------
                         Item 6. Executive Compensation.
--------------------------------------------------------------------------------

     Each of the two Officer/Directors have been issued 2,500,000 new investment shares of common stock, each for present service and incentive purposes, in connection with, and as a part of the initial issuance of 20,000,000 shares to founders for organizational costs, and valued at $20,000.00 (par value). As indicated in Items 4 and 5 immediately preceding, the names of those officers and directors receiving these shares are Kirt W. James, and J. Dan Sifford, Jr. No other compensation, or plan of compensation, has been made, authorized or contemplated at the present time and for the present period of corporate inactivity and ill-liquidity. There is no market for the shares of this Registrant. It is not possible to derive a "fair market value" for this share ownership based upon any market. The Management shares were issued in 1997 at par value. The actual value of this ownership would ripen if, and only if, this Registrant could achieve profitability by acquisition of assets or businesses. It was not the intention of this Registrant for its shares to trade on the Pink Sheets. During the period of comments for the OTC Bulletin board, the rules having changed, the common stock of this Registrant was cleared for the Pink Sheets by default. This Registrant believes that no actual quotations of bid or ask are current. It is, however useful to the Registrant to remain qualified for the Pink Sheets, in as much as the procedure for moving from the Pink Sheets to the OTCBB is less taxing than an original submission. Accordingly, the shares of common stock of this Registrant owned by officers and directors is deemed to have no present public trading, nor have ever had any public trading value. Inasmuch as the 20,000,000 shares were issued in October 1997 for organizational services valued at $20,000.00, the value attributed to the shares provided to the Officers therefore would be $2,500.00 each.

--------------------------------------------------------------------------------
             Item 7. Certain Relationships and Related Transactions.
--------------------------------------------------------------------------------

     Intrepid International, S. A. ("Intrepid-Panama") is the principal shareholder of this Registrant. The Officers and Directors of this Registrant are affiliates of Intrepid-Panama. The principal shareholder was incorporated in the Republic of Panama in 1984 to offer financial services to natural resource companies, primarily those engaged in the production of oil and gas. Following the world wide collapse of oil prices in the mid-eighties, Intrepid-Panama broadened the focus of its universe of support services to include a wider range of companies, with an emphasis on public companies and private companies, companies engaged in the transition from privately held to publicly held, and development stage companies, whether public or private, requiring professional business and corporate guidance. In August of 1997 Intrepid-Panama sought a United States Representative and entered into a relationship with a group of corporate and business specialists who, after contracting with Intrepid-Panama, incorporated as Intrepid International, Ltd. ("Intrepid US") to provide the required representation and agency for Intrepid-Panama in North America and Europe. Intrepid US is incorporated in the State of Nevada. Intrepid International (US and/or Panama) is not an investment banker, nor a broker or dealer in securities. Intrepid is a provider of technical support services to client companies, generally, and an occasional investor for its own account.

     The following persons are not Officers or Directors of this Registrant. They are the owners, Officers and Directors of the Principal Shareholder. The following persons do not engage in direct control of the affairs of the Registrant, and their activities are not material to the operations of this Registrant. While the following three persons, acting as a Board of Directors of the Panama Corporation could exercise direct control, as majority shareholder, they have delegated United States operations to the Officers and Directors of this Registrant, and to the United States subsidiary of which they two constitute the Management.

     Laurencio Jaen O., an original incorporator who has served as President and Director of Intrepid-Panama since its inception in 1984, resides in Panama City, Republic of Panama. He is, and has been for the past twenty five years, Vice President of Indiasa Corporation ("Indiasa"), a Panamanian corporation, which, through one of its subsidiaries, Robmar International, is involved in the manufacture and distribution of chemical products in Argentina and Brazil and which, through its former subsidiary Indiasa Aviation Corporation, was, for eight years ending in 1981, engaged in aviation consulting, the leasing, purchase and sale of aircraft, and the operation of a cargo airline, primarily in Latin America. Mr. Jaen was a founder of PAISA, Panama's international airline, served as president of the Colon Free Zone (the world's largest free trade zone), and as Director of Panama's Social Security Administration. He has also served as the President of the Panamanian Chamber of Commerce, and as a member of the Board of Presidential Advisors of the Republic of Panama.

     Teodoro F. Franco L., Secretary and a Director of Intrepid-Panama, has, for thirty years, been a specialist in maritime and aviation law. Mr. Franco is a partner in Franco and Franco, a Panama law firm with offices around the world. In addition to his law practice he has served as Panamanian Consul to Liverpool, England and for the past five years as Ambassador to Great Britain. The firm of Franco and Franco is regarded with the highest degree of integrity and professionalism in the business and political community in Panama with its partners and several of its associates holding or having held public office in Panama. The firm practices maritime, aviation and commercial law and currently is the legal firm for: IBERIA (the Spanish national airline), KLM (the Dutch national airline), VIASA (the Venezuelan national airline), Aeroflot (the Russian national airline) and various smaller Latin American national airlines as well as being the registered agents for thousands of ocean going ships around the world flying the Panamanian flag. Mr. Franco brings to Intrepid-Panama a wealth of international legal, commercial and diplomatic experience.

     Leopoldo Kennion G., Treasurer and a Director of Intrepid-Panama, is, and has for twenty years, been a Certified Public Accountant specializing in international accounting and is an associate in the law firm of Franco and Franco. Mr. Kennion practices maritime, aviation and commercial accounting serving the specialized needs of the transnational clients of Franco and Franco by providing an interface between them and their auditors.

     J. Dan Sifford, Jr., is the United States Managing Director for Intrepid International, S.A. (Panama). He is fluent in the Spanish Language. His biographical information is found under Item 5 of this Part, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of Intrepid International, Ltd. (Nevada) (Intrepid US) are two individuals; KIRT W. JAMES, and J. DAN SIFFORD, JR., which two individuals are the officers and directors of this Registrant. Their biographical information is found under Item 5 of this Part, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS. These two persons are only persons in direct, day to day control of the affairs of this Registrant. The Officers, Owners and Directors of the Panama parent do not direct or participate in the management of this Registrant.

--------------------------------------------------------------------------------
                       Item 8. Description of Securities.
--------------------------------------------------------------------------------

The Registrant's Capital Authorized and Issued. The Registrant is authorized to issue 100,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 27,656,000 are issued and outstanding.

Common Stock. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Registrant. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

Secondary Trading refers to the marketability to resell the securities of this Registrant in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to ss.3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally "Restricted Securities" as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Registrant; however, as to shares owned by affiliates of the Registrant, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

Unrestricted Shares of Common Stock. 27,656,000 are issued and outstanding. 20,000,000 shares are held by affiliates of the Registrant. 7,656,000 shares are owned by non-affiliates of the Registrant and are believed to be unrestricted securities which could be sold in brokerage transaction in compliance with Rule 144. These 7,656,000 shares were issued pursuant to Rule 504 on or before April 6, 1999, and were not, when issued Restricted Securities, as defined by Rule 144(a). The 27,656,000 affiliate shares were issued at the end of December, 1998, pursuant to ss.4(2) of the 1933 Act, and are more than one year, and almost two years old. Rule 144 would permit affiliate sales in limited amounts, commonly called "dribbling".

Options and Derivative Securities. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

Risks of "Penny Stock." The Registrant's common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock share stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Registrant's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker--dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Registrant's common stock to resell their shares to third parties or to otherwise dispose of them.

     Risks of State Blue Sky Laws. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of the common stock of this Registrant, consideration must be given to the "Blue Sky" laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. Some States may distinguish between companies with active businesses and companies whose only business is to seek to secure business opportunities, and may restrict or limit resales of otherwise free-trading and unrestricted securities of companies, like this Registrant, whose business is to seek an uncertain profitable business combination at some future time. This Registrant has taken no action to register or qualify its common stock for resale pursuant to the "Blue Sky" laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell the existing securities of this Registrant may be unlawful in certain States and may be subject to civil or criminal penalties.

--------------------------------------------------------------------------------


                                     PART II


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     Item 1.
                        Market Price of and Dividends on
               Registrant's Common Equity and Shareholder Matters.
--------------------------------------------------------------------------------

(a) Market Information. The Common Stock of this Registrant is cleared for quotation Over the Counter in the Pink Sheets, only recently. To the best of the Registrant's knowledge and belief, there has been no market activity, buying or selling, of the common stock of this Registrant, in brokerage transactions.

(b) Holders. There are presently 53 shareholders of the common stock of this Registrant.

(c) Dividends. No cash dividends have been paid by the Registrant on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

(d) Reverse Acquisitions. A reverse acquisition of a target business or company would be expected to involve a change of control of the Registrant, and the designation of new management. The financial statements of this Registrant would become largely unreflective of the true condition of the Registrant after such an acquisition. Shareholder approval would be solicited, pursuant to the laws of the State of Nevada, to approve the acquisition, change of control, and any material corporate changes incidental to the reorganization of this Registrant. In connection with the solicitation of shareholder approval, whether or not proxies are solicited, the Registrant would provide shareholders with the fullest possible disclosure of all information material to shareholder consideration, and such disclosure would include audited financial statements of the target entity, if available. If shareholder approval is sought in advance of audited financial statements of an acquisition target, the authority of management to consummate any transaction would be contingent on a proper audit of the target meeting the criteria of any un-audited information relied upon by shareholders.

--------------------------------------------------------------------------------
                           Item 2. Legal Proceedings.
--------------------------------------------------------------------------------

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Registrant.

--------------------------------------------------------------------------------
             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Registrant.

--------------------------------------------------------------------------------
                Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------------------------------------

The following disclosure presents: (a) The date, title and amount of securities sold. (b) There were no Underwriters or Underwriting, and no discounts or commissions. (c) For securities sold for cash, the total offering price and the total underwriting discounts or commissions is provided. For securities sold other than for cash, the transaction and the type and amount of consideration received is described. (d) The Section of the Securities Act or the rule of the Commission under which the Registrant claimed exemption from registration and the facts relied upon to make the exemption available are provided, and (e) No securities sold are convertible or exchangeable into equity securities, nor are there currently any warrants or options representing equity securities.

     At or near inception, the founders' 20,000,000 shares of common stock were issued at par value, for organizational costs, to the Principal Shareholder and the Officers and Directors of this Registrant.

These were new investment shares issued pursuant to ss.4(2) of the Securities Act of 1933. These 20,000,000 shares were issued as shown in Item 4, of Part I. Each of the two Officer/Directors were issued 2,500,000 new investment shares of common stock, each for present service and incentive purposes, in connection with, and as a part of the initial issuance of 20,000,000 shares to founders for organizational costs, and valued at $20,000.00 (par value). As indicated in Items 4 and 5 of Part I, the names of those officers and directors receiving these shares are Kirt W. James, and J. Dan Sifford, Jr.

     On January 2, 1998, the Registrant offered 6,400,000 shares of common stock, and 6,400,000 warrants, in the form of 200 Units of 32,000 shares and 32,000 warrants each, for $1,000.00 per Unit, pursuant to Regulation D, Rule 504, as then in force. These shares and warrants were placed among sophisticated investors with pre-existing relationships with the Registrant or management. Accordingly the Unit price of $1,000.00 equates to $0.03125 per share/warrant. The 32,000 warrants were made exercisable at any time with eighteen months from issuance at an exercise price of $0.125. The offering closed formally about March 31, 1998, the maximum 200 Units having been placed for $200,000.00 cash. The placement was made to and among 19 accredited investors.No warrants have been exercised to date, and no time remains until the end of August for their exercise.

     On or about January 5, 1999, the Registrant placed 6,000 shares of common stock, pursuant to Rule 504, to a single sophisticated investor, Vegas Publications, Inc., with a pre-existing relationship with management, for $600.00, or $0.10 per share.

     On April 6, 1999, the Registrant placed 1,250,000 shares of common stock, pursuant to Rule 504, to a single sophisticated investor, Marshall Worldwide Limited, PO Box 2047-100, San Jose, Costa Rica, for $12,500.00, paid for in cash at $0.01 per share.

--------------------------------------------------------------------------------
               Item 5. Indemnification of Officers and Directors.
--------------------------------------------------------------------------------

     There is no provision in the Articles of Incorporation, now the By-Laws of the Corporation, nor any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. The Registrant is aware of no provision of Nevada Corporate Law which creates or imposes any provision for indemnity of Officers or Directors.

--------------------------------------------------------------------------------


                                    PART F/S


--------------------------------------------------------------------------------

                         Selected Financial Information
================================================================================
                                   9/30/99          12/31/98          12/31/97
================================================================================
Total Assets                       $14,096           $28,321         $ 138,848
--------------------------------------------------------------------------------
Revenues                               -0-               -0-               -0-
--------------------------------------------------------------------------------
Operating Expenses                  11,325           187,257               152
--------------------------------------------------------------------------------

Net Earnings or (Loss)             (27,325)         (191,257)             (152)
--------------------------------------------------------------------------------
Per Share Earnings
  or (Loss)                       (0.00103)          (0.0725)            (0.00)
--------------------------------------------------------------------------------
Average Common
Shares Outstanding              26,405,834        26,400,000        20,904,000
================================================================================


                              Financial Statements

     Audited Financial Statements: for the three months ended March 31, 1999, and for the years ended December 31, 1998 and 1997, are provided as FINANCIAL
STATEMENT: ATTACHMENT F-1, following the body of filing.

     Un-Audited Financial Statements: for the nine months ended September 30, 1999, are provided as FINANCIAL STATEMENT: ATTACHMENT F-2, following ATTACHMENT F-1, in the body of the filings, and incorporated herein by this reference as though fully set forth on this page as well.

     The financial statements interrupt the sequential numbering of pages. The next sequentially numbered page, following the financial statements is page 25. It is Part III and the Index to Exhibits.

--------------------------------------------------------------------------------

                      Financial Statements: Attachment F-1

                          Audited Financial Statements:

                 for the three months ended March 31, 1999, and

                 for the years ended December 31, 1998 and 1997.

--------------------------------------------------------------------------------

                                 C O N T E N T S


Independent  Auditors' Report ..............................................   3

Balance Sheets .............................................................   4

Statements of Operations ...................................................   5

Statements of Stockholders' Equity .........................................   6

Statements of Cash Flows ...................................................   7

Notes to the Financial Statements ..........................................   8

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of D P Charters, Inc.

We have audited the accompanying balance sheets of D P Charters, Inc. (a Development Stage Company) as of March 31, 1999 and December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the three months ended March 31, 1999 and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D P Charters, Inc. (a Development Stage Company) as of March 31, 1999 and December 31, 1998 and 1997 and the results of its operations and cash flows for the three months ended March 31, 1999 and the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no operations and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        /s/  Todd Chisholm
                                             ----------------------
                                             Todd Chisholm
Salt Lake City, Utah
July 8, 1999

                               D P Charters, Inc.
                          (a Development Stage Company)
                                 Balance Sheets

                                     Assets

                                                March 31,             December 31,
                                                   1999           1998           1997
                                                ---------      ---------      ---------
Current assets
   Cash                                         $   5,996      $  12,321      $ 118,848
                                                ---------      ---------      ---------
Total Current Assets                                5,996         12,321        118,848
                                                ---------      ---------      ---------
Other Assets
    Organizational Costs (Net of
       Amortization)(Note 1)                         --           16,000         20,000
                                                ---------      ---------      ---------
Total Other Assets                                   --           16,000         20,000
                                                ---------      ---------      ---------
      Total Assets                              $   5,996      $  28,321      $ 138,848
                                                =========      =========      =========

                      Liabilities and Stockholders' Equity

Current Liabilities                             $    --        $    --        $    --
                                                ---------      ---------      ---------
Stockholders' Equity
   Common Stock, authorized
     100,000,000 shares of $.001 par value,
     issued and outstanding 26,400,000,
     26,400,000 and 23,808,000 shares,
     respectively                                  26,400         26,400         23,808
   Additional Paid in Capital                     193,600        193,600        115,192
   Deficit Accumulated During the
     Development Stage                           (214,004)      (191,679)          (152)
                                                ---------      ---------      ---------
       Total Stockholders' Equity                   5,996         28,321        138,848
                                                ---------      ---------      ---------
Total Liabilities and Stockholders' Equity      $   5,996      $  28,321      $ 138,848
                                                =========      =========      =========

                               D P Charters, Inc.
                          (a Development Stage Company)
                            Statements of Operations

                                                                                  From inception
                                               For the Three       For the          on December         Deficit
                                                   Months            Year            18, 1997         Accumulated
                                                    Ended            Ended            through         during the
                                                  March 31,       December 31,      December 31,      development
                                                    1999              1998              1997             Stage
                                                ------------      ------------      ------------      ------------
Revenues:                                       $       --        $       --        $       --        $       --

Expenses:

   General & Administrative                           (7,325)         (191,527)             (152)         (199,004)
                                                ------------      ------------      ------------      ------------
          Total Expenses                              (7,325)         (191,527)             (152)         (199,004)
                                                ------------      ------------      ------------      ------------

Net (Loss) Before Cumulative
        Effect of Accounting Change                   (7,325)         (191,527)             (152)         (199,004)
                                                ------------      ------------      ------------      ------------

Cumulative Effect of Accounting Change               (15,000)             --                --             (15,000)
                                                ------------      ------------      ------------      ------------

Net (Loss)                                      $    (22,325)     $   (191,527)     $       (152)     $   (214,004)
                                                ============      ============      ============      ============

Net (Loss) Per Share:
     Loss before cumulative effect
        of accounting change                            --                --                --               (0.01)
     Cumulative Effect of Accounting Change             --                --                --                --
                                                ------------      ------------      ------------      ------------
Net (Loss) Per Share                            $       --        $       --        $       --        $      (0.01)
                                                ============      ============      ============      ============
Weighted average shares outstanding               26,400,000        26,272,000        21,904,000        25,960,123
                                                ============      ============      ============      ============

                               D P Charters, Inc.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity

                                                                              Additional       Deficit
                                                                                Paid-in      Accumulated
                                                                                Capital       During the
                                                      Common Stock           (Discount on    Development
                                                  Shares         Amount         Stock)         Stage
                                                ----------     ----------     ----------     ----------
Balance at beginning of development
 stage - December 18, 1997                            --       $     --       $     --       $     --

Shares issued for organizational costs          20,000,000         20,000           --             --

Shares issued for cash at $.03125 per share      3,808,000          3,808        115,192           --

Net loss December 31, 1997                            --             --             --             (152)
                                                ----------     ----------     ----------     ----------
Balance, December 31, 1997                      23,808,000         23,808        115,192           (152)

Shares issued for cash at $.03125 per share      2,592,000          2,592         78,408           --

Net loss December 31, 1998                            --             --             --         (191,527)
                                                ----------     ----------     ----------     ----------
Balance, December 31, 1998                      26,400,000         26,400        193,600       (191,679)

Net loss for the three months
   ended March 31, 1999                               --             --             --          (22,325)
                                                ----------     ----------     ----------     ----------
Balance, March 31, 1999                         26,400,000     $   26,400     $  193,600     $ (214,004)
                                                ==========     ==========     ==========     ==========

                               D P Charters, Inc.
                          (a Development Stage Company)
                             Statement of Cash Flows

                                                                                      December 18,
                                                                                    1997 (inception
                                         For the three                                  of the
                                            Months                                    development
                                            Ended                                      stage) to
                                           March 31,            December 31,           March 31,
                                             1999           1998           1997           1998
                                          ---------      ---------      ---------      ---------
Cash Flows form Operating
 Activities
     Net loss                             $ (22,325)     $(191,527)     $    (152)     $(214,004)
     Adjustments to reconcile
       net loss to net cash
       provided by operations
     Amortization                            16,000          4,000           --           20,000
                                          ---------      ---------      ---------      ---------
Net Cash Flows used in
 Operating Activities                        (6,325)      (187,527)          (152)      (194,004)
                                          ---------      ---------      ---------      ---------
Cash Flows from Investment
 Activities:                                   --             --             --             --
                                          ---------      ---------      ---------      ---------
Cash Flows from Financing
 Activities:
      Proceeds from Issuance of stock          --           81,000        119,000        200,000
                                          ---------      ---------      ---------      ---------
Net increase (decrease) in cash              (6,325)      (106,527)       118,848          5,996

Cash, beginning of year                      12,321        118,848           --             --
                                          ---------      ---------      ---------      ---------
Cash, end of year                         $   5,996      $  12,321      $ 118,848      $   5,996
                                          =========      =========      =========      =========

Supplemental Cash Flow Information
   Cash Paid for:
     Interest                             $    --        $    --        $    --        $    --
     Taxes                                $    --        $    --        $    --        $    --

Supplemental Non-cash Disclosure:

In 1997, the shareholders paid $20,000 of organizational costs for the Company. The Company reimbursed the $20,000 by issuing 20,000,000 shares of common stock.

                               D P Charters, Inc.
                          (a Development Stage Company)
                        Notes to The Financial Statements
                   March 31, 1999, December 31, 1998 and 1997


NOTE 1 - Summary of Significant Accounting Policies

     a. Organization

          D P Charters, Inc., ("the Company") is a Nevada corporation organized on December 18, 1997. The Company was formed to provide a charter yacht service from the Dana Point harbor located in Dana Point, Orange County, California but operations never commenced. It is the intent of management to seek a viable business operation to acquire or to merge with.

     b. Accounting Method

          The Company recognizes income and expenses on the accrual basis of accounting.

     c. Earnings (Loss) Per Share

          The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

     d. Cash and Cash Equivalents

          The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e. Provision for Income Taxes

          No provision for income taxes has been recorded due to net operating losses totaling approximately $199,004 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2012. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused. Accordingly, per FASB 109 the potential tax benefits of the loss carryforward are offset by the valuation of the same amount.

          Deferred tax assets and the valuation account is as follows at March 31, 1999 and December 31, 1998 and 1997.

                                          March 31,         December 31,
                                            1999         1998         1997
                                          --------     --------       ----
     NOL carrryforward                    $ 60,860     $ 58,005       $ 23
     Valuation allowance                   (60,860)     (58,005)       (23)
                                          --------     --------       ----
     Total                                $   --       $   --         $ --
                                          ========     ========       ====

     f. Organizational Costs

          In 1997, the shareholders paid $20,000 in organizational costs. The Company reimbursed the shareholders by issuing 20,000,000 shares of common stock at $.001 par value. These costs were being amortized on a straight-line method over a 60 month period beginning January 1, 1998, however, during January 1999 the remaining balance was written off in connection with a change in accounting principle (See Note 5). These costs will be recovered only if the Company is able to generate a positive cash flow from operations.

                               D P Charters, Inc.
                          (a Development Stage Company)
                        Notes to The Financial Statements
                   March 31, 1999, December 31, 1998 and 1997


NOTE 1 - Summary of Significant Accounting Policies (continued)

     g. Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements and other assets involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 2 - Going Concern

          The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon raising capital to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise additional funds to begin its intended operations.

NOTE 3 - Development Stage Company

          The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 4 - Related Party Transactions

          During 1999 and 1998, $5,000 and $58,500, respectively was paid in consulting fees to a company owned by shareholders of the Company.

NOTE 5 - Change in Accounting Principles

          During the three months ended March 31, 1999, the Company changed its method of amortization of organizational costs in accordance with SOP 98-5 and expensed the remaining balance. The effect of this change was to decrease net income for the three months ended March 31, 1999 by $15,000 ($0.00 per share).

--------------------------------------------------------------------------------

                      Financial Statements: Attachment F-2

                        Un-Audited Financial Statements:

                  for the nine months ended September 30, 1999

--------------------------------------------------------------------------------

                                DP CHARTERS, INC.
                            BALANCE SHEET (UNAUDITED)
                 for the years ended December 31, 1998 and 1997
                   and for the period ended September 30, 1999

                                                                                    December 31,
                                                             September 30,    ------------------------
                                                                  1999           1998           1997
                                                               ---------      ---------      ---------
                                     ASSETS
CURRENT ASSETS
           Cash                                                $     996      $  12,321      $ 118,848

TOTAL CURRENT ASSETS                                                 996         12,321        118,848
                                                               ---------      ---------      ---------
OTHER ASSETS
           Organizational Costs                                                  16,000         20,000
           Accounts receivable                                    13,100

TOTAL OTHER ASSETS                                                13,100         16,000         20,000
                                                               ---------      ---------      ---------
TOTAL ASSETS                                                   $  14,096      $  28,321      $ 138,848
                                                               =========      =========      =========

                              STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY

     Common Stock, $.001 par value; authorized 100,000,000
        shares; issued and outstanding, 20,000,000 shares,
        26,400,000 and 27,656,000 shares respectively             27,656         26,400         23,808

     Additional Paid-In Capital                                  205,444        193,600        115,192

     Accumulater Equity (Deficit)                               (219,004)      (191,679)          (152)
                                                               ---------      ---------      ---------
Total Stockholders' Equity                                        14,096         28,321        138,848
                                                               ---------      ---------      ---------
TOTAL STOCKHOLDERS' EQUITY                                     $  14,096      $  28,321      $ 138,848
                                                               =========      =========      =========


                   The accompanying notes are an integral part
                         of these financial statements.
                                    page F-2

                                DP CHARTERS, INC.
             STATEMENTS OF LOSS AND ACCUMULATED DEFICIT (UNAUDITED)
                 for the years ended December 31, 1998 and 1997
                   and for the period ended September 30, 1999

                                                         December 31,
                                 September 30,    --------------------------
                                     1999            1998            1997
                                  ----------      ----------      ----------

Revenues                          $      -0-      $      -0-      $      -0-
                                  ----------      ----------      ----------

Amortization                                          (4,000)            -0-

Organizational costs                 (16,000)

Net Loss from Operations             (11,325)       (187,527)           (152)

Net Income (Loss)                 $  (27,325)     $ (191,527)     $     (152)
                                  ==========      ==========      ==========

Loss per Share                    $  (.00103)     $  (.00725)     $      -0-
                                  ==========      ==========      ==========

Weighted Average
  Shares Outstanding              26,405,834      26,400,000      20,000,000
                                  ==========      ==========      ==========


                   The accompanying notes are an integral part
                         of these financial statements.
                                    page F-3

                                DP CHARTERS, INC.
                       STATEMENTS OF CASH FLOW (UNAUDITED)
                 for the years ended December 31, 1998 and 1997
                   and for the period ended September 30, 1999

                                                                       December 31,
                                                 September 30,   ------------------------
                                                     1999          1998           1997
                                                  ---------      ---------      ---------
Operating Activities

   Net Income (Loss)                              $ (27,325)     $(191,527)     $    (152)

   Less items not effecting cash:
      organization costs                             16,000
      amortization                                                   4,000            -0-
                                                  ---------      ---------      ---------

Net Cash from Operations                            (11,325)      (187,527)          (152)

Cash Increase (Decrease) sale of Common Stock        13,100         81,000        119,000

Cash Increase (Decrease) accounts receivable        (13,100)
                                                  ---------      ---------      ---------

Net increase (decrease) in cash                     (11,325)      (106,527)       118,848

Beginning Cash                                       12,321        118,848            -0-

Cash as of Statement Date                         $     996      $  12,321      $ 118,848
                                                  =========      =========      =========


                   The accompanying notes are an integral part
                         of these financial statements.
                                    page F-5

                                DP CHARTERS, INC.
            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
             for the period from inception of the Development Stage
                 on December 18, 1997, through December 31, 1997
                      for the year ended December 31, 1998
                   and for the period ended September 30, 1999

                                                                      Additional      Accumulated     Total Stock-
                                       Common             Par           Paid-In          Equity      holders' Equity
                                        Stock            Value          Capital        (Deficit)        (Deficit)
                                     -----------      -----------     -----------     -----------      -----------
Common Stock issued at inception      20,000,000      $    20,000     $         0     $         0      $    20,000

Sale of Common Stock                   3,808,000            3,808         115,192

Loss during 1997                                                                             (152)
                                     -----------      -----------     -----------     -----------      -----------

Balance at December 31, 1997          23,808,000           23,808         115,192            (152)         138,848

Sale of Common Stock                   2,592,000            2,592          78,408

Loss during 1998                                                                         (191,679)
                                     -----------      -----------     -----------     -----------      -----------

Balance at December 31, 1998          26,400,000      $    26,400     $   193,600     $  (191,679)     $    28,321

Sale of Common Stock                   1,256,000            1,256          11,844

Loss during period ended
      September 30,1999                                                                   (27,325)
                                     -----------      -----------     -----------     -----------      -----------
Balance at September 30, 1999         27,656,000      $    27,656     $   205,444     $  (219,004)     $    14,096


                   The accompanying notes are an integral part
                         of these financial statements.
                                    page F-4

                                DP CHARTERS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 for the years ended December 31, 1997 and 1998
                 and for the six months ended September 30, 1999


1-FORMATION AND OPERATIONS OF THE COMPANY

     DP Charters, Inc. (the "Company") was incorporated on December 18, 1997 in the State of Nevada with the intent of initiating a charter yacht service from the Dana Point harbor located in Dana Point, Orange County, California. The Company is authorized to issue 100,000,000 Common Shares each with a par value of $0.001. Since inception it has been the intent of management to acquire and operate small to medium sized fishing and pleasure motor yachts. As of the date of these statements the Company has not yet begun any operations and is a development stage company according to Financial Accounting Standards Board Statement No. 7. The Board of Directors and Shareholders of the Company have authorized the issuance of 7,656,000 of its Common Shares in Regulation D, 504 offerings.

2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF ACCOUNTING

          Accounting records of the Company and financial statements are maintained and prepared on an accrual basis.

     (b)  FISCAL YEAR

          The Company's proposed fiscal year for accounting and tax purposes is December 31.

     (c)  ORGANIZATION COSTS

          The Company incurred $20,000 of organization costs in 1997. These costs, which were paid by shareholders of the Company and which were exchanged for 20,000,000 shares of common stock having a par value of $20,000. On January 1, 1999, due to changes in accounting principals, remaining organization costs were expensed.

     (d)  CASH EQUIVALENTS

          For Financial Accounting Standards purposes, the Statement of Cash Flows, Cash Equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. Whenever cash amount are to be included on the Company's Statements of Cash Flow, however, they will be comprised exclusively of cash.


                                    page F-6

DP Charters, Inc.
Notes to Financial Statements
for the years ended December 31, 1997 and 1998
and for the period ended September 30, 1999 continued


3-PROPERTY AND EXECUTIVE COMPENSATION

     (a)  PROPERTY:

          The Company's offices and all of its records are located at 24843 Del Prado, Suite 318, Dana Point, California 92629.

     (b)  EXECUTIVE COMPENSATION:

          Since inception, the Company has paid no cash compensation to its officers or directors. Officers of the Company will be reimbursed for out-of-pocket expenses and may be compensated for the time they devote to the Company. In addition, Officers may receive compensation for services performed on behalf of the Company. The terms of any such compensation will be determined on the basis of the nature and extent of the services which may be required and will be no less favorable to the Company than the charges for similar services made by independent third parties who are similarly qualified. No officer or director is required to make any specific amount or percentage of his business time available to the Company.

5-STOCKHOLDERS' EQUITY.

     The Company is authorized to issue 100,000,000 shares of common stock having a par value of $0.001. In October 1997, 20,000,000 shares of Common Stock, were issued in exchange for organizational costs which were valued by management at a total of $20,000. In 1997 and 1998, 6,400,000 shares of Common Stock, were issued in exchange for cash in the amount of $200,000. In January 1999, 6,000 shares of Common Stock, were issued in exchange for cash in the amount of $600. In April 1999, 1,250,000 shares of Common Stock, were issued in exchange for cash in the amount of $12,500.


                                    page F-7


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


--------------------------------------------------------------------------------

                                    PART III

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Item 1. Index to Exhibits.
--------------------------------------------------------------------------------


                                  Exhibit Index

================================================================================

Exhibit            Table Category/Description of Exhibit                   Page
 Table                                                                    Number
   #
--------------------------------------------------------------------------------
        [2] Articles/Certificates of Incorporation, and By-Laws
--------------------------------------------------------------------------------
 2.1  Articles of Incorporation: DP Charters, Inc., a Nevada Corporation
--------------------------------------------------------------------------------
 2.2  By-Laws: DP Charters, Inc.
================================================================================


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


                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.

dated: December 23, 1999

                                DP Charters, Inc.
                                       by


/s/  Kirt W. James                      /s/  J. Dan Sifford, Jr.
---------------------------             ----------------------------
     Kirt W. James                           J. Dan Sifford, Jr.
     PRESIDENT/DIRECTOR                      SECRETARY/DIRECTOR


                                       41